July 17, 2000

Mr. Jeffrey Hunter
1508 Westmont Drive
Allen, Texas 75013

Re: Salary Continuation

Dear Jeff:

You have expressed concern with respect to potential employment action which might be taken by Romacorp, Inc. (the "Company") or by a new President and Chief Executive Officer with respect to you or your position. I have reviewed your concern with the members of the Board of Directors, and am prepared on behalf of the Company to provide you with the following assurances. Beyond the following, this letter is not to be construed as a contract of employment or otherwise limit the Company's rights with respect to your employment.

Your employment may be terminated by the Company at any time for cause or without cause or may be terminated by you at any time for any reason ("a Voluntary Termination").

Upon (1) a Voluntary Termination of the employment relationship by you or (2) termination of the employment relationship by the Company for cause, all future compensation or bonuses to which you would otherwise be entitled and all future benefits to which you would be entitled shall cease and terminate as of the date of such termination; provided, however, that any salary, bonus, incentive payment, deferred compensation or other compensation or benefit which has been earned by you and vested prior to the date of termination will not be forfeited and will be paid to you promptly in accordance with the terms of such benefits.

Upon a termination of your employment subsequent to the date of this letter and within twelve (12) months after the employment of a new President and Chief Executive Officer of the Company other than (i) a termination by the Company for cause or (ii) a Voluntary Termination of the employment relationship, you will be entitled, in consideration of your continuing obligations after such termination, to receive your base salary, payable bi-weekly, and retain your participation in the Company's health benefit plan as if your employment (which shall cease on the date of such termination) had continued through the first anniversary of the employment date of the new President and Chief Executive Officer; provided, that you shall be required to use your reasonable best efforts to obtain, as expeditiously as possible, employment with at least comparable salary and responsibilities commensurate with your current position. In such event, your right to receive the amounts and benefits set forth in this section shall

Mr. Jeffrey Hunter
July 17, 2000
Page Two

terminate. Notwithstanding the foregoing, if you obtain employment in accordance with this paragraph or if you receive compensation from any other source, such as consulting, and the salary or compensation to be paid to you is less than your then base salary from the Company, the Company will pay to you an amount equal to such deficiency, payable bi-weekly, for the remainder of the severance period. You further agree that in consideration of the agreements set forth herein you will execute and deliver to the Company, an agreement by which the parties and their related parties mutually release each other and their related parties from any and all causes of action and claims which either may have against the other up to the date of termination.

You acknowledge that the information, observations and data obtained by you while employed by the Company concerning the business or affairs of the Company or any of its Subsidiaries ("Confidential Information") are the property of the Company or such Subsidiary. Therefore, you agree that you shall not disclose to any unauthorized person or use for your own purposes any Confidential Information without the prior written consent of the Company, unless and to the extent that (i) such information was otherwise available to you from a source other than the Company and (ii) the aforementioned matters become generally known to and available for use by the public other than as a result of your acts or omissions. You shall deliver to the Company at the termination of employment, or at any other time the Company may request, all memoranda, notes, plans, records, computer files, printouts and software and other documents and data (and copies thereof) relating to the Confidential Information or the business of the Company or any Subsidiary which you may then possess or have under your control.

We look forward to a continuing relationship and to working together to move the Company ahead.

Very truly yours,

ROMACORP, INC.

/s/Richard A. Peabody
Richard A. Peabody
President

AGREED AND ACCEPTED this 25th day of July, 2000.

/s/Jeffrey Hunter
Jeffrey Hunter

cc: Paul Lyford, Vice President, Human Resources